Exhibit 99.1

Richmont Mines Reports Strong First Quarter Financial Results;

On Track to Achieve the High End of Production Guidance and
Low End of Cash Costs and All-In Sustaining Costs Estimates

TORONTO, Ontario, Canada, May 12, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces operating and financial results for the first quarter ended March 31, 2016, driven by record results from the Island Gold Mine. The Corporation will host a conference call and webcast on Thursday, May 12, 2016, beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in Canadian dollars, unless otherwise indicated.)

First Quarter Highlights

  During the quarter, Island Gold produced 26,589 ounces of gold (26,031 ounces sold), an increase of 147% over the same period in 2015. Increased production for the quarter was a result of higher than expected grades of 11.31 g/t proceed and record mill throughput of 834 tonnes per day. Total production was 32,369 ounces of gold (32,239 ounces sold), a 25% increase over the prior year.

  Revenues were a record $52.6 million (US$38.3 million) at an average realized gold price of $1,629 per ounce (US$1,186 per ounce) an increase of 41% over the prior year period. Cash costs of $806 per ounce (US$587 per ounce) and All-In Sustaining Costs (AISC) of $1,100 per ounce (US$801 per ounce), a decrease of 18% and 12% respectively over the prior year.

  Earnings of $8.5 million (US$6.2 million), or $0.15 per share (US$0.11 per share), an increase of 85% and 67% respectively over the prior year period.

  Operating cash flow (after changes in non-cash working capital) of $17.3 million (US$12.6 million), or $0.30 per share (US$0.22 per share), an increase of 90% and 76% respectively over the prior year.

  Net free cash flow of $1.1 million (US$0.8 million), or $0.02 per share (US$0.01 per share), as compared to neutral net free cash flow in the prior year.

  The strong cash balance was maintained after taking in account expenditures related to aggressive development and exploration during the quarter. The cash position of $61.2 million (US$47.1 million) at the end of Q1, together with the anticipated cash flow from operations, is expected to fully fund the completion of the accelerated development program at Island Gold Mine in 2016.

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“Richmont has reported another consecutive quarter of improved operational performance and solid financial results primarily driven by another record quarter from the Island Gold Mine, where higher than planned grades and improved mining and milling productivity supported production results that exceeded expectations. The success of the first quarter has allowed Richmont to preserve its cash balance, which is expected to fully fund our capital development program at Island Gold and position this core asset for continued production growth and significant free cash flow generation beginning in 2017.” stated Renaud Adams, President and CEO. He continued, “During the second quarter we will continue to monitor the grade profile and productivity improvements from the Island Gold Mine in order to determine whether a revision to our 2016 guidance estimates is warranted.”

2016 Guidance

Supported by another record production quarter from the Island Gold Mine primarily related to positive grades reconciliation and improved mine and milling productivities, Richmont remains on track to achieve the high end of 2016 production guidance and the low end of cash costs and AISC guidance. Throughout the second quarter, the Corporation will continue to monitor grade reconciliation at Island Gold and will make a determination on whether any future adjustments to guidance estimates are appropriate. It is expected that any updates would likely be issued as part of the second quarter disclosure.

Financial Highlights

(in thousands of $, except per share amounts)	Quarter ended	Quarter ended
	March 31, 2016	March 31, 2015
Revenue from mining operations	52,634	37,210
Net earnings per share, basic	0.15	0.09
Operating cash flow, per share	0.30	0.17
Adjusted operating cash flow, per share(1),(2)	0.36	0.18
Net free cash flow, per share(2)	0.02	0.00
(1) Before changes in non-cash working capital. (2) Refer to the Non-IFRS performance measures contained in the First Quarter Management’s Discussion & Analysis.

Operational Highlights

	Quarter ended	Quarter ended
	March 31, 2016	March 31, 2015
Gold produced (oz)	32,369	25,859
Gold sold (oz)	32,239	24,791
Cash costs per ounce ($)(1)	806	979
AISC per ounce ($)(1)	1,100	1,255
Realized gold price per ounce ($)	1,629	1,496
Cash costs per ounce (US$)(1)	587	789
AISC per ounce (US$)(1)	801	1,011
Realized gold price per ounce (US$)	1,186	1,205
(1) Refer to the Non-IFRS performance measures contained in the First Quarter Management’s Discussion and Analysis.

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Island Gold Mine Highlights

ISLAND GOLD MINE	Quarter ended	Quarter ended
	March 31, 2016	March 31, 2015
Gold produced (oz)	26,589	10,764
Gold sold (oz)	26,031	8,923
Cash costs per ounce ($)(1)	674	1,414
AISC per ounce ($)(1)	855	1,843
Realized gold price per ounce ($)	1,628	1,503
Cash costs per ounce (US$)(1)	491	1,139
AISC per ounce (US$)(1)	623	1,485
Realized gold price per ounce (US$)	1,186	1,211
Underground tpd	853	552
Mill tonnes	75,906	43,785
Mill tpd	834	487
Head grade (g/t gold)	11.31	7.87
Recoveries (%)	96.3	97.2
Sustaining Costs ($000’s)	4,713	3,828
Project Costs ($000’s)	6,987	4,307
Non-sustaining exploration costs ($000’s)	3,770	435
(1) Refer to the Non-IFRS performance measures contained in the First Quarter Management’s Discussion and Analysis.

  At the end of the quarter, the Island Gold Mine reported more than 5 years of operations without lost-time injury.

  Production from the Island Gold Mine was a record 26,589 ounces of gold (26,031 ounces sold), an increase of 147% over the same period in 2015 and an 87% increase over the prior quarter.

  Higher production for the quarter was a result of higher than expected grades of 11.31 g/t gold processed and record mill throughput of 834 tonnes per day. The higher grade realized in the quarter was primarily the result of a positive grade reconciliation (mined vs reserves) of 44%, as well as a strategic decision to increase the ratio of development ore from the higher grade second mining horizon (55% versus a planned 40%).

  Reconciliation to reserves indicated tonnage was in-line with the reserve model, and a 44% gain in grades. The December 2015 Reserve & Resource estimates apply a capping grade of 95 g/t gold on high grade values. The Corporation will continue to monitor the grade reconciliation to reserves before reassessing any potential impact on guidance.

  Cash costs per ounce, including royalties, were $674 (US$491), or 52% lower than first quarter 2015 cash costs of $1,414 (US$1,139), primarily driven by an increase in the head grade during the quarter and higher mill throughput.

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  AISC per ounce decreased to $855 (US$623) down 54%, as compared to first quarter 2015 AISC of $1,843 (US$1,485). AISC during the quarter included $4.7 million of sustaining capital, including $2.1 million of underground development costs, $0.3 million in electrical upgrades, $0.7 million of delineation drilling, $0.3 million of surface infrastructure, $0.3 million for capital lease payments and $1.0 million on other assets.

  During the quarter, the Corporation spent $7.0 million in non-sustaining project costs related to the accelerated development of the deeper resources, which included advancing both the main access ramp ($2.1 million) and the east ramp ($1.9 million), fixed assets ($2.0 million), exploration & delineation development drift on level 740 ($0.8 million) and costs associated with the mining and milling expansion studies ($0.2 million).

  Updates on the Island Gold 86,500 metre exploration drilling program released to date continue to demonstrate the significant potential for resource growth, production growth and mine life extension of this cornerstone asset both along strike above the 1,000 metre level, as well as in the vertical extension below the 1,000 metre level. As of the end of the quarter, approximately 60,000 metres of drilling were completed with the remaining 26,500 metres to be completed by the third quarter of 2016. Exploration drilling costs of $3.8 million were incurred in the quarter.

Beaufor Mine Highlights

BEAUFOR MINE	Quarter ended	Quarter ended
	March 31, 2016	March 31, 2015
Gold produced (oz)	4,615	7,963	(1)
Gold sold (oz)	5,037	8,831	(1)
Cash costs per ounce ($)(2)	1,398	905
AISC per ounce($)(2)	1,730	1,000
Realized gold price per ounce ($)	1,648	1,489
Cash costs per ounce (US$)(2)	1,018	730
AISC per ounce(US$)(2)	1,260	807
Realized gold price per ounce (US$)	1,200	1,200
Underground tpd	323	367
Mill tonnes	29,318	29,751
Head grade (g/t gold)	4.96	8.44	(1)
Recoveries (%)	98.7	98.6
Sustaining Costs ($000’s)(3)	1,674	840
(1)   Production and sale includes 1,624 ounces from the milling of slag accumulated at the Camflo Mill.
(2)   Refer to the Non-IFRS performance measured contained in the First Quarter Management’s Discussion and Analysis.
(3) Sustaining costs includes capitalized underground mine development and expensed exploration drilling.

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  At the end of the quarter, the Beaufor Mine reported 30 months of operations without lost-time injury.

  Production for the quarter was 4,615 ounces (5,037 ounces sold), a 42% decrease over the prior year period and an 18% decrease over the prior quarter, primarily as a result of lower than expected grades mined in Zones M-MF and 12. Production in the first quarter of 2015 included 1,624 ounces of gold that was processed by the milling of slag accumulated at the Camflo Mill.

  Cash costs for the quarter were $1,398 per ounce (US$1,018 per ounce), a 54% increase over the prior year period and 29% higher than the prior quarter. AISC for the quarter increased by 73% to $1,730 (US$1,260) per ounce over the prior year period and a 14% increase over the prior quarter. AISC are expected to decrease as higher grades stope mining in the new Q Zone begins in the second half of the year.

  Underground productivity at the Beaufor Mine averaged 323 tonnes per day, in-line with planned levels.

  Development of the Q Zone advanced as planned during the quarter and the mineralized structure was reached in late March 2016. Development in ore was initiated before quarter end, with stope mining planned for the second half of the year.

Monique Mine Highlights

  Production at the Monique Mine for the quarter was 1,165 ounces (1,171 ounces sold). A decision was made to process the remaining stockpile pad and a total of 16,063 tonnes at an average grade of 2.31 g/t gold were processed in January.

  Cash costs for the quarter were $1,185 per ounce (US$863 per ounce), including approximately $715 per ounce (US$521 per ounce) of non-cash charges that were incurred in 2014 but are accounted for in 2016.

First Quarter and Recent Corporate Highlights

  On February 9, 2016, Richmont announced a 187% increase in Mineral Reserves and Resources as of December 31, 2015, including a 206% increase in Mineral Reserves at the cornerstone Island Gold Mine to 561,700 gold ounces (net of depletion) and a 95% increase in Mineral Reserves at the Beaufor Mine to 63,850 gold ounces (net of depletion).

  On February 11, 2016, Richmont announced its 2016 operational outlook, which estimates another record year at the Island Gold Mine that includes a potential production increase of up to 22% and a decrease in All-In Sustaining Costs.

  On February 24, 2016, Richmont announced the appointment of Mr. Peter Barnes to the Corporation’s Board of Directors effective immediately. Mr. Barnes serves as an independent member of the Richmont Board, and is a member of the Corporation’s Audit and the HR and Compensation Committees.

  On February 25 and May 5, 2016, Richmont provided updates on the previously announced Island Gold exploration drilling program, which continues to demonstrate the significant potential of the Island Gold Mine.

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Upcoming News & Events

  Exploration update (Late June / early July).

  Phase 2 exploration program (early July).

  Q2 2016 preliminary production preview (mid-July).

Financial Statements and Management’s Discussion and Analysis

The financial statements and related Management’s Discussion and Analysis can be found on the Corporation’s website at www.richmont-mines.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Webcast and Conference Call

A webcast and conference call will be held on Thursday, May 12, 2016 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

International & Toronto:	1-416-764-8688
Canada & U.S. Toll Free:	1-888-390-0546

Please ask to be placed into the Richmont Mines 2016 First Quarter Results Conference Call.

Conference Call Live Webcast

The conference call will be broadcast live on the Internet via webcast. To access the webcast, please follow this link:
http://event.on24.com/r.htm?e=1159345&s=1&k=091F297ECBCF0B3FCDA94611973F11E8.

Archive Call Access

If you are unable to attend the conference call, a replay will be available until 11:59 p.m. Eastern Time, Thursday, May 19, 2016 by dialing the appropriate number below:

International & Toronto:	1-416-764-8677	Passcode: 669767#
Canada & U.S. Toll Free:	1-888-390-0541	Passcode: 669767#

Archive Webcast

The webcast will be archived for 90 days. To access the archived webcast, visit the Corporation’s website at www.richmont-mines.com or follow this link:
http://event.on24.com/r.htm?e=1159345&s=1&k=091F297ECBCF0B3FCDA94611973F11E8.

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About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. Founded in 1981 and with more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well positioned to cost-effectively build its Canadian asset base and to successfully advance its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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